Siteworks Building & Development Co.
                               2534 N. Miami Ave.
                                 Miami, FL 33127



                                December 21, 2005


U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549


         Re: SiteWorks Building & Development Co. (the "Company") Registration Statement on Form SB-2, File Number 333-126055

Ladies and Gentlemen:

         The Company hereby withdraws its applications ("Forms RW") for an order granting withdrawal of its Registration Statement on Form SB-2 filed with the Securities and Exchange Commission (the "Commission") by the Company on June 22, 2005, as amended on July 1, 2005, in accordance with Rule 477 ("Rule 477") promulgated under the Securities Act of 1933, as amended. The Company filed Forms RW with the Commission on December 7, 2005. Forms RW contained inaccurate references to the Registration Statement and did not include all of the information required by Rule 477.

         If you have any questions on this matter, please call C. Michael Nurse at (305) 573-9339.

                                            Very truly yours,

                                            SITEWORKS BUILDING & DEVELOPMENT CO.


                                            By:   /s/ C. Michael Nurse
                                               ---------------------------------
                                                  C. Michael Nurse
                                                  President